11016536

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICMA-RC Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE, Suite # 600
(No. and Street)

Washington, DC 20002-4240
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Rohrbacher (202) 962-6920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SB & Company, LLC.
(Name – *if individual, state last, first, middle name*)

200 International Circle, Suite #5500, Hunt Valley, MD 21030
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth S. Glista, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICMA-RC Services, LLC., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edwidge Saint-Felix
Notary Public, District of Columbia
My Commission Expires 3/31/2013

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

DECEMBER 31, 2010

CONTENTS

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
ICMA-RC Services, LLC

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (RC Services), a wholly owned subsidiary of the International City Management Association Retirement Corporation (ICMA-RC), as of December 31, 2010, and the related statements of operations, change in owner's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of RC Services' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RC Services' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RC Services as of December 31, 2010, and the results of its operations, change in its owner's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information of computation of net capital pursuant to SEC Rule 15c-3 as of December 31, 2010, included on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information and report are the responsibility of RC Services' management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SB & Company, LLC

Washington, DC
February 23, 2011

1776 I Street • 9th Floor • Washington, DC 20006 • P 202-756-4811 • F 202-756-1301

ICMA-RC SERVICES, LLC

Statement of Financial Condition
As of December 31, 2010

ASSETS	
Cash and cash equivalents	$ 847,665
Due from mutual fund families	3,439,339
Deposit with clearing agent	20,282
Due from related entity	200,028
Prepaid expenses	65,758
Total Assets	$ 4,573,072
LIABILITIES AND OWNER'S EQUITY	
Due to Related Entity	$ 3,439,339
Owner's Equity	1,133,733
Total Liabilities and Owner's Equity	$ 4,573,072

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Operations
For the Year Ended December 31, 2010

Revenue		
Mutual fund revenue	$	13,123,907
Intercompany service revenue		1,166,980
Interest income		815
Total Revenue		14,291,702
Expenses		
Administrative expense		13,123,907
Tax and licensing		659,371
Personnel expenses		407,629
Professional services		63,564
Premises and equipment		18,861
Depreciation and amortization		6,713
Meetings and travel		3,287
Subscriptions and memberships		3,889
Supplies and other miscellaneous expenses		813
Communications		1,875
Data processing		978
Total Expenses		14,290,887
Net Income	$	815

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Change in Owner's Equity
For the Year Ended December 31, 2010

Owner's equity, beginning of year	$ 1,132,918
Net income	815
Owner's Equity, End of Year	$ 1,133,733

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows from Operating Activities	
Net income	$ 815
Adjustments to reconcile net income to net cash from operating activities:	
Effect of changes in non-cash operating assets and liabilities:	
Due from mutual fund families	(467,367)
Prepaid expenses	(31,588)
Due from related entity	(25,642)
Accounts payable	(16,266)
Due to related entity	467,367
Net Cash Flows from Operating Activities	(72,681)
Cash and cash equivalents, beginning of year	920,346
Cash and Cash Equivalents, End of Year	$ 847,665

The accompanying notes are an integral part of this financial statement.

1. BACKGROUND OF ORGANIZATION

ICMA-RC Services, LLC (RC Services) was formed under the laws of the State of Delaware on December 31, 1998, as a limited liability company and is a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer in respect to mutual funds registered under the Investment Company Act of 1940 and unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (ICMA-RC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of RC Services are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2010, cash and cash equivalents consisted of demand deposits.

Due from Mutual Fund Families

Due from mutual fund families represents amounts payable to RC Services by various outside mutual fund families. The agreements with these outside fund families entitle ICMA-RC or RC Services to receive compensation from the fund families, which generally consists of asset-based 12b-1 fees or shareholder service fees. 12b-1 fees are compensation to RC Services for distributing the mutual funds. Each mutual fund also may make payments to RC Services or ICMA-RC for providing shareholder service or the maintenance of shareholder accounts through ICMA-RC. All of the amounts due from mutual fund families are payable to ICMA-RC under an Assignment and Expense Agreement between RC Services and ICMA-RC. Under this agreement, ICMA-RC has agreed to waive RC Services' obligation to pay all mutual fund receivables to ICMA-RC unless and until such time that such receivables are actually received by RC Services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

RC Services is a single member limited liability company disregarded as an entity separate from ICMA-RC for Federal income tax purposes pursuant to Treasury Regulation 26 C.F.R. 301.7701-1, et. seq. ICMA-RC, RC Services' sole member, is an organization exempt from Federal income tax as described in the Internal Revenue Code 26 U.S.C. 501(c)(3). For Federal income tax purposes, RC Services is treated as a branch or division of ICMA-RC.

RC Services (and ICMA-RC) have adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC, Codification) 740, Income Taxes, which establishes guidelines for recognizing, measuring, and disclosing tax return positions in financial statements. Management has evaluated the tax positions of RC Services and determined that the application of ASC 740 had no material impact on its financial statements. Accordingly, no adjustments for unrecognized tax benefits or related interest or penalties were required as of December 31, 2010.

If applicable, RC Services would recognize accrued interest and penalties related to unrecognized tax benefits in the Statement of Operations. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease during the next twelve months. Each of the tax years in the four-year period ending December 31, 2010, remains subject to examination by federal taxing authorities, however certain state taxing authorities may lengthen this period to five years.

Subsequent Events

Management has evaluated events or transactions that may have occurred since December 31, 2010, that would merit recognition or disclosure in the financial statements. Subsequent events occurring after the date of this report have been evaluated for potential impact to this report through the date the financial statements were issued.

3. RELATED-PARTY TRANSACTIONS

ICMA-RC provides RC Services certain operational support services, including the marketing, development, and product management of certain products offered by the mutual funds managed by Vantagepoint Investment Advisors, LLC (a related entity and wholly owned subsidiary of ICMA-RC). The expenses reported by RC Services represent the actual direct expenses incurred by RC Services, the actual direct cost of expenses incurred by ICMA-RC for RC Services' benefit, plus additional expenses allocated to RC Services by ICMA-RC to provide such services. Such additional expenses allocated to RC Services for services provided may not be the same as would be charged for such services from an unrelated entity.

3. RELATED-PARTY TRANSACTIONS (continued)

During the year ended December 31, 2010, ICMA-RC allocated operating expenses in the amount of $478,583 to RC Services and also transferred $13,123,907 of administrative expense to RC Services that is related to the mutual fund revenue earned by RC Services and assigned to ICMA-RC under the Assignment and Expense Agreement between ICMA-RC and RC Services. RC Services also reimburses ICMA-RC for certain direct expenses paid on RC Services' behalf such as Financial Institutions Regulatory Authority (FINRA) membership and annual renewal fees, miscellaneous taxes, and such other expenses as may be agreed upon from time to time.

Intercompany service revenue is allocated from ICMA-RC to compensate RC Services for effecting securities transactions on behalf of ICMA-RC. The revenue allocated from ICMA-RC during the year ended December 31, 2010 was $1,166,980.

The due to related entity balance represents amounts owed to ICMA-RC by RC Services. The repayment terms are governed by the Assignment and Expense Agreement between RC Services and ICMA-RC. This balance is composed primarily of outside mutual fund family receivables to RC Services that are payable to ICMA-RC but only if and when they are actually collected by RC Services.

4. NET CAPITAL REQUIREMENT

Regulatory Requirements

RC Services is subject to Securities Exchange Act Rule 15c3-1 (the Net Capital Rule). This rule requires a broker-dealer to maintain at all times certain net capital levels (as defined). Currently, RC Services is subject to the Aggregate Indebtedness Standard of the Net Capital Rule, meaning its aggregate indebtedness shall not exceed 15 times its net capital. Further, RC Services is required to maintain a minimum net capital of $25,000 or the amount required by its aggregate indebtedness ratio, whichever is higher. RC Services is exempt from the requirements of Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule) because RC Services' activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of that rule.

As of December 31, 2010, RC Services had net regulatory capital of $867,947, which was $638,658 in excess of its required net capital of $229,289. RC Services' aggregate indebtedness to net capital ratio was 396%.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2010.

Supplemental Information

ICMA-RC SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2010

Ownership equity	$ 1,133,733
Less: non-allowable assets*	265,786
Net capital before haircuts	867,947
Less: haircuts	-
Net capital	867,947
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)	229,289
Excess of net capital	$ 638,658
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 524,013
Ratio of aggregate indebtedness to net capital	396%

* Represents prepaid expenses and due from related entity.

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the RC Services' unaudited December 31, 2010 Part IIA FOCUS filing.

ICMA-RC SERVICES, LLC

Statement Regarding SEC Rule 15c3-3
As of December 31, 2010

RC Services is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 (g)(1) CLAIMING AN EXEMPTION FOR SEC RULE 15c3-3

To the Board of Directors of
ICMA-RC Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of ICMA-RC Services, LLC (RC Services) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered RC Services' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of RC Services' internal control. Accordingly, we do not express an opinion on the effectiveness of RC Services' internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by RC Services including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because RC Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by RC Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of RC Services is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which RC Services has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1776 I Street • 9th Floor • Washington, DC 20006 • P 202-756-4811 • F 202-756-1301

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that RC Services' practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SB & Company, LLC

Washington, DC
February 23, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ICMA-RC Services LLC
Attn: Compliance
777 N. Capitol St NE, STE 600
Washington, DC 20002-4290

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Tara Battle (202)962-6956

2. A. General Assessment (item 2e from page 2)		$ 0
B. Less payment made with SIPC-6 filed (exclude interest) 07/29/10 Date Paid		(150)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		(150)
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ (150)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(150)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ICMA-RC Services LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the 23 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 10
and ending Dec. 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,291,702
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	13,123,907
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Per Instruction C(b), refer to attached "Assignment of Expense Agreement"	1,167,795
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	
Total deductions	14,291,702
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0025	$ Ø
	(to page 1, line 2.A.)

ASSIGNMENT and EXPENSE AGREEMENT

1. The ICMA Retirement Corporation ("ICMA-RC"), a Delaware Corporation, Vantagepoint Investment Advisers, LLC, ("VIA") a Delaware Limited Liability Company, Vantagepoint Transfer Agents ("VTA"), a Delaware Limited Liability Company, and ICMA-RC Services, LLC ("RC Services") a Delaware Limited Liability Company, hereby enter into the following assignment and expense agreement between and among themselves as affiliated entities.

2. Promptly following the end of each calendar month, RC Services agrees that it will simultaneously (a) record its intercompany receivables from VIA and VTA and (b) transfer and assign its intercompany receivables from VIA and VTA to ICMA-RC and record such assignment on RC Services' books and records.

3. VIA and VTA agree and consent to the transfer and assignment by RC Services of its intercompany receivables from VIA and VTA to ICMA-RC as contemplated by Section 2 of this agreement.

4. ICMA-RC agrees to accept the assignment of RC Services' intercompany receivables from VIA and VTA for each calendar month as payment in full of RC Services' intercompany payable to ICMA-RC for that month.

5. Promptly following the end of each calendar month, RC Services will simultaneously (a) record its mutual fund receivables (*i.e.*, fees received from mutual fund companies or other service providers) and (b) record the entire amount of its mutual fund receivables as corresponding intercompany payables to ICMA-RC. ICMA-RC and RC Services further agree to the following conditions with respect to the mutual fund receivables:

    a. ICMA-RC's right to payment of the mutual fund receivables intercompany payables is limited solely to the proceeds of the mutual fund receivables; and

    b. ICMA-RC agrees to waive RC Services' obligation to pay all mutual fund receivables to ICMA-RC unless and until such a time that such receivables are actually received by RC Services.

6. ICMA-RC agrees to assume responsibility for payment of certain direct expenses incurred by RC Services, which are allocated to RC Services based on the period in which the expense occurred. These direct obligations include bank fees, Financial Industry Regulatory Authority ("FINRA") membership and annual renewal fees, state licensing fees, miscellaneous taxes, and such other expenses as may be agreed upon from time to time by ICMA-RC and RC Services.

7. ICMA-RC further agrees to assume responsibility for payment of certain other expenses allocated to RC Services. Attachment A details the expenses currently allocated to RC Services and the method of the allocation, and may be modified from time to time.

8. On a monthly basis, revenue is allocated to RC Services to reimburse certain direct and allocated broker-dealer expenses. The amount of revenue allocated is equal to the amount of expenses incurred by RC Services each month. RC Services agrees that it will simultaneously: (a) record an intercompany receivable for this allocated revenue; and (b) record an intercompany payable to ICMA-RC for the expenses allocated to RC Services.

9. All registered and associated persons of RC Services are also employees of ICMA-RC. Such persons may also perform services for ICMA-RC and/or one or more of the affiliated entities identified in Paragraph 1, above. Further, the activities of such persons benefit some or all of the affiliated entities and are not exclusive to RC Services. Accordingly, in consideration of the concurrent nature of the activities of ICMA-RC employees, ICMA-RC agrees to assume responsibility for any and all other employee expenses not specifically identified in paragraphs 6 and 7 above or in Attachment A that relate to the business of RC Services ("Other Expenses"). ICMA-RC agrees that RC Services shall not be directly or indirectly liable to ICMA-RC or any other person for these Other Expenses.

10. This agreement will be governed by the substantive laws of Delaware without giving effect to the choice of law or conflict of laws provisions thereof, except that, in the event of any inconsistency with provisions of the federal securities laws and rules and the rules of FINRA applicable to RC Services as a registered broker-dealer, the provisions of such federal laws, rules and FINRA rules shall govern.

11. This agreement shall be effective as of the 1st day of July 2008.

ICMA RETIREMENT CORPORATION:

By: Elizabeth S. Hirst
Signature
Asst. Treasurer, ICMA-RC
Title

VANTAGEPOINT TRANSFER AGENTS, LLC:

By: Kathryn B. McGrath
Signature
Secretary, Vantagepoint Transfer Agents, LLC
Title

VANTAGEPOINT INVESTMENT ADVISERS, LLC:

By: Angela C. Montez
Signature
Assistant Secretary, ICMA-RC
Title

ICMA-RC SERVICES, LLC:

By: [signature]
Signature
Asst. Treasurer, ICMA-RC
Title

Attachment A

Allocated Expenses of RC Services

Effective July 1, 2008

Certain of RC Services' reported expenses are allocations from ICMA-RC's Compliance Division and ICMA-RC's Finance Division's Tax & Compliance group as a result of their activities on behalf of RC Services that are related to compliance with federal securities laws and regulations as well as FINRA rules. The method of allocation is an activity-based costing ("ABC") system that assigns costs of these two groups based upon the estimated proportion of time that those groups spend on activities attributable to RC Services.

All of the activity costs of ICMA-RC's Compliance and Tax & Compliance cost centers are initially recorded on the books and records of ICMA-RC. On a monthly basis, the ABC system assigns to RC Services the proportion of these costs that are attributable to RC Services based upon the activity time estimates provided by the cost center manager. The activity costs assigned to RC Services are then allocated as an expense on the books and records of RC Services.

The following is a list of the types of expenses that are proportionally allocated to RC Services using the ABC system:

- **Personnel Expenses** – Salaries and benefits;
- **Professional Services** – Legal, audit, and consulting services;
- **Communications** – Telephone, internet, and local and express delivery services;
- **Meetings and Travel** – Travel and lodging expenses related to oversight examinations of RC Services' branch officers and other RC-Services related business travel;
- **Premises and Equipment** – Rent and office equipment rentals associated with the home office;
- **Data Processing** – Hardware and software maintenance;
- **Supplies and Other** – Office supplies;
- **Subscriptions and Memberships** – Professional publications and/or membership fees; and
- **Depreciation and Amortization** – Purchased hardware and software, and facilities capital such as file cabinets.

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

To the Board of Directors
ICMA-RC Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by ICMA-RC Services, LLC (RC Services), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you in evaluating RC Services' compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). RC Services' management is responsible for RC Services' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with general ledger support noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the general ledger supporting the adjustments and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

1776 I Street • 9th Floor • Washington, DC 20006 • P 202-756-4811 • F 202-756-1301

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SB & Company, LLC

Washington, DC
February 23, 2011

ICMA-RC SERVICES, LLC

Financial Statements and Supplemental Information Together with Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2010

ICMA-RC Services, LLC CRD# 23189

SB & COMPANY LLC

EXPERIENCE
•
QUALITY
•
CLIENT SERVICE